UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Adverum Biotechnologies, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 Cardinal Way

Address of Principal Executive Office (Street and Number)

Redwood City, CA 94063

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Adverum Biotechnologies, Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Annual Report”) without unreasonable effort or expense.

As previously disclosed, on March 28, 2025, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company, following consultation with the Company’s management and independent registered public accounting firm, Ernst & Young LLP, concluded that certain of the Company’s previously issued financial statements should no longer be relied upon due to non-cash errors identified in the accounting for an operating lease and sublease related to a building in North Carolina (the “NC Premises”).

In January 2021, the Company entered into the operating lease for the NC Premises, and in October 2021, the Company entered into the sublease agreement with Jaguar Gene Therapy, LLC, who subsequently assigned the sublease to Advanced Medical Partners, LLC as the subtenant for the NC Premises, through the remainder of the lease term. While preparing the consolidated financial statements as of and for the year ended December 31, 2024, management discovered non-cash errors in the Company’s accounting for its operating lease and sublease of the NC Premises. The errors relate solely to the Company’s accounting for tenant improvement allowances provided by the landlord to the Company under its operating lease, which were subsequently conveyed from the Company to the subtenant under the sublease. The errors affect the reported amounts of non-cash assets and liabilities, and non-cash general and administrative expenses, related to the lease and sublease (the “Misstatements”).

The Misstatements relate solely to the NC Premises and require non-cash corrections to the Company’s previously issued audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”), as well as the unaudited condensed consolidated quarterly financial information for the quarterly periods in the years ended December 31, 2023 and 2024 (collectively the “Restated Periods”), included in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods within those years (“Quarterly Reports” and, together with the Annual Report, the “Affected Reports”). The Audit Committee concluded that it is appropriate to correct the Misstatements by restating the financial statements for the Restated Periods.

The Company will include the restated financial statements for the Restated Periods in its 2024 Annual Report. The previously issued financial statements included in the Affected Reports should no longer be relied upon. The Company does not intend to separately amend the Affected Reports.

Management is assessing the effect of these restatements on the Company’s internal control over financial reporting and its disclosure controls and procedures. The Company expects to report at least one material weakness following completion of its analysis of the cause of the restatements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The existence of one or more material weaknesses precludes a conclusion by management that the Company’s disclosure controls and procedures and internal control over financial reporting are effective. As a result of the expected material weakness(es), the Company believes that its internal control over financial reporting was not effective, and its disclosure controls and procedures were not effective, for the Restated Periods.

Despite working diligently to timely file its 2024 Annual Report, the Company will be unable to complete all work necessary to timely file its 2024 Annual Report, including the determination of all required adjustments thereto and the corresponding impact on the financial statements to be included in the Company’s 2024 Annual Report and evaluation of its internal controls and procedures and disclosure controls and procedures. The Company expects to file its 2024 Annual Report with the SEC as soon as practicable, and no later than the fifteenth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Linda Rubinstein	(650)	656-9323
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the year ended December 31, 2024 as compared to December 31, 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “expects,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the 2024 Annual Report within the time period prescribed by Rule 12b-25 and the expected impacts of the restatements described above. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the completion of the procedures related to the Company’s internal control over financial reporting, the discovery of additional information relevant to the audit and the risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company’s periodic reports filed with the SEC. These forward-looking statements are based on management’s expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, except as required by applicable law.

Adverum Biotechnologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By	/s/ Laurent Fischer
Laurent Fischer, M.D.
President and Chief Executive Officer